UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

December 8, 2010

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Johnson & Johnson Launches Recommended
Public Offer to Acquire Crucell

New Brunswick, N.J., and Leiden, the Netherlands, 8 December 2010 – Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that Johnson & Johnson, through its newly formed indirect wholly owned subsidiary, JJC Acquisition Company B.V. (the Offeror), is making a recommended cash offer for all of the issued and outstanding ordinary shares (Ordinary Shares) in the capital of Crucell N.V. (Crucell), including all Ordinary Shares represented by American depositary shares (ADSs), each ADS representing one Ordinary Share (Ordinary Shares and ADSs are referred to herein as the Shares and the holders of such Shares are referred to as the Shareholders) at an offer price of €24.75 per Share (the Offer). Johnson & Johnson and Crucell announced the agreement (the Merger Agreement) whereby Johnson & Johnson, through an affiliate, would acquire all outstanding equity of Crucell that it did not already own in a recommended cash tender offer on 6 October 2010.

Highlights

•	The Offer is a recommended cash offer for all the Shares at an offer price of €24.75 per Share.
•	The Offer represents a premium of 58% over the €15.70 closing price of the Ordinary Shares as of 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer, and a premium of 63% over the 30-day trading average of the Ordinary Shares of €15.20 as of 16 September 2010.

•	The Crucell Management Board and the Crucell Supervisory Board fully and unanimously support the Offer.
•	The Works Council of Crucell has rendered positive advice in respect of the Offer.
•	The Acceptance Period under the Offer begins at 09:00 hours Central European Time (CET) (3:00 a.m. Eastern Standard Time (EST)) on 9 December 2010 and, unless extended, ends at 17:45 hours CET (11:45 a.m. EST) on 16 February 2011.

•	Crucell will convene an Extraordinary General Meeting (the Offer EGM) at 14:00 hours, CET, on 8 February 2011, at the Okura Hotel, Ferdinand Bolstraat 333, 1072 LH Amsterdam, the Netherlands.
•	The Offer is subject to the fulfillment of certain conditions, including the satisfaction of a minimum acceptance level of at least 95% of the Shares, which will be reduced to 80% if certain conditions are met.

•	Johnson & Johnson holds indirectly through its affiliate, JHC Nederland B.V., 14,626,984 Ordinary Shares, which represent approximately 17.9% of Crucell’s total issued share capital as of today. JHC Nederland B.V. will tender its Ordinary

Shares pursuant to the Offer on the terms and conditions set out in the Offer Document (defined below).

Johnson & Johnson expects to maintain Crucell’s existing facilities, to retain Crucell’s senior management and, generally, to maintain Crucell’s current employment levels. Johnson & Johnson also intends to keep Crucell as the centre for vaccines within Johnson & Johnson’s pharmaceuticals group and to maintain Crucell’s headquarters in Leiden.

The Offer
The Offeror is making the Offer on the terms and subject to the conditions and restrictions contained in the offer document dated 8 December 2010 (the Offer Document). The Offer Document will be available free of charge on the website of Crucell at www.crucell.com. Hard copies of the Offer Document are also available at the offices of Crucell, the Dutch Settlement Agent, ING Bank N.V., and the U.S. Settlement Agent, Computershare Trust Company, N.A. Shareholders are advised to read the Offer Document carefully for all terms and conditions and restrictions of the Offer.

Shareholders who accept the Offer and tender Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to €24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes (the Offer Price) in consideration of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, subject to the Offeror declaring the Offer unconditional (gestanddoening). Shareholders who accept the Offer and tender ADSs will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent, Computershare Trust Company, N.A., to pay for ADSs upon completion of the Offer, in consideration of each ADS validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), and not validly withdrawn, subject to the Offeror declaring the Offer unconditional (gestanddoening).

Shareholders that tender Shares will be deemed to concurrently grant a Proxy for the Post Offer EGM with respect to all tendered Shares, unless the Shareholder affirmatively specifies otherwise. Shareholders should follow carefully the instructions that are provided to them by their financial intermediary, the U.S. Settlement Agent, Computershare Trust Company, N.A., or the Dutch Settlement Agent, ING Bank N.V., as applicable.

The Offer Price includes any dividend or other distribution in respect of the Shares that may be declared and/or paid prior to the Settlement Date (defined below) and, consequently, the Offer Price will be decreased by the amount of such dividend or other distribution (before deduction of any applicable withholding taxes).

Recommendation by the Crucell Boards
The Crucell Management Board and the Crucell Supervisory Board (collectively, the Crucell Boards) fully and unanimously support the Offer. The Crucell Boards believe the Offer is in the best interest of Crucell and its stakeholders, including its shareholders, partners, employees, patients and customers, and unanimously recommend that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, in connection therewith, adopt the Governance Resolutions (defined below) and grant Proxies (defined below) in respect of all of their Shares to the Offeror in respect of the Post Offer EGM (defined below) as discussed in more detail below.

Fairness Opinions
Barclays Capital has acted as a financial advisor to Crucell and rendered a fairness opinion in connection with the Offer. Lazard B.V. has acted as an independent financial advisor to the Crucell Supervisory Board and rendered a fairness opinion in connection with the Offer.

Informational EGM, Offer EGM and Post Offer EGM
In connection with the Offer, three separate extraordinary general meetings of Shareholders (EGM) are scheduled.

At 14:00 hours CET on 10 December 2010, an informational extraordinary general meeting of Shareholders (the Informational EGM) will be held by Crucell at the Hilton Hotel, Apollolaan 138, 1077 BG Amsterdam, the Netherlands, at which meeting the Offer will be discussed. The Informational EGM is not the statutory shareholders' meeting, as required by the Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft, the Decree), which meeting will be the Offer EGM referred to below. The agenda of the Informational EGM, the explanatory notes and other relevant information are available on Crucell’s website at www.crucell.com.

At 14:00 hours CET, on 8 February 2011, an extraordinary general meeting of Shareholders (the Offer EGM) will be held by Crucell at the Okura Hotel, Ferdinand Bolstraat 333, 1072 LH Amsterdam, the Netherlands. At the Offer EGM, the Offer, among other matters, will be discussed in accordance with the Decree. In connection with the Offer, the Shareholders are being asked to adopt a resolution to amend (i) the Articles of Association to implement certain changes to the corporate governance structure of Crucell (the Governance Resolutions) and (ii) the composition of the Crucell Supervisory Board. A position statement providing further information to the Shareholders as required pursuant to article 18 of the Decree published by the Crucell Boards dated 8 December 2010 (the Position Statement), the Crucell Shareholders’ Circular (of which the Position Statement forms a part) (the Shareholders’ Circular), the solicitation/recommendation statement on Schedule 14D-9 (the Schedule 14D-9) filed by Crucell with the U.S. Securities and Exchange Commission (SEC) on 8 December 2010, the agenda of the Offer EGM, the explanatory notes and other relevant information will be made available by Crucell on its website at www.crucell.com, as of 8 December 2010 and are further described below.

In connection with the Offer, the Offeror is also soliciting from the Shareholders irrevocable proxies (the Proxies) granting the Offeror (or its designee) the right to vote such Shareholders’ Shares to resolve to approve, at an extraordinary general meeting of the Shareholders to be held following the closing of the Offer (the Post Offer EGM), a resolution to approve the transfer of the business of Crucell to the Offeror or to an affiliate of the Offeror and to enter into an agreement providing for such transfer (the Asset Sale). Shareholders that tender Shares will be deemed to concurrently grant a Proxy for the Post Offer EGM with respect to all tendered Shares, unless the Shareholder affirmatively specifies otherwise. The Post Offer EGM is scheduled to have its record date on the third business day after the Acceptance Closing Date (i.e., prior to settlement of the Offer). The agenda for the Post Offer EGM, the explanatory notes and other relevant information will be made available on the Crucell’s website at www.crucell.com in due time.

Works Council Advice
The Works Council of Crucell has rendered positive advice in respect of the support, recommendation and execution by the Crucell Boards of the Offer, and in connection therewith the Governance Resolutions, the Asset Sale and the resolution to be voted on at the Post Offer EGM.

Owned Shares
Johnson & Johnson holds indirectly through its affiliate, JHC Nederland B.V., 14,626,984 Ordinary Shares, which represent approximately 17.9% of Crucell’s total issued share capital as of today. JHC Nederland B.V. will tender its Ordinary Shares to the Offeror pursuant to the Offer on the terms and conditions set out in the Offer Document.

Acceptance Period
The acceptance period under the Offer begins at 09:00 hours CET (3:00 a.m. EST) on 9 December 2010 and, unless extended, ends at 17:45 hours CET (11:45 a.m. EST) on 16 February 2011 (such time, the Acceptance Closing Time, such date, the Acceptance Closing Date and, such period, the Acceptance Period).

Acceptance by Shareholders
Holders of Ordinary Shares that are held, directly or indirectly, through an institution admitted to Euronext Amsterdam are requested to make their acceptance of the Offer known to the Dutch Settlement Agent, ING Bank N.V., via their bank or broker or other financial intermediary no later than 17:45 hours CET (11:45 a.m. EST), on the Acceptance Closing Date. The relevant bank or broker or other financial intermediary may set an earlier deadline for communication by Shareholders in order to permit such bank or broker or other financial intermediary to communicate acceptances to the Dutch Settlement Agent in a timely manner.

Shareholders owning Ordinary Shares individually recorded in the Crucell shareholders register wishing to accept the Offer must do so in the manner specified in the Offer Document.

Shareholders holding ADSs in registered form, either in American depositary receipt (ADR) form or in uncertificated form through the Direct Registration System, may accept the Offer and tender ADSs to the U.S. Settlement Agent, Computershare Trust Company, N.A., by delivering to such U.S. Settlement Agent a properly completed and duly executed ADS letter of transmittal, with any applicable signature guarantees from an eligible institution, together with the ADRs representing the ADSs specified on the face of the ADS letter of transmittal, if applicable, prior to the Acceptance Closing Time. If a Shareholder’s ADRs are not available, such Shareholder holding ADSs in the form of ADRs may also follow the guaranteed delivery procedures described in the Offer Document.

Shareholders holding ADSs in book-entry form, all of which are held through the facilities of the Depository Trust Company (DTC), must instruct the financial intermediary through which such Shareholders own their ADSs to arrange for a DTC participant holding the ADSs in its DTC account to tender such ADSs to the DTC account of the U.S. Settlement Agent, Computershare Trust Company, N.A., through the book-entry transfer facilities of DTC, together with an agent’s message, no later than the Acceptance Closing Time. If the procedure for book entry transfer cannot be completed on a timely basis, Shareholders holding ADSs in book-entry form may also follow the guaranteed delivery procedures described in the Offer Document.

Shares tendered pursuant to the Offer may be withdrawn in the manner specified in the Offer Document at any time prior to the Acceptance Closing Time. If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.

Extension
The Offeror reserves the right to extend the Acceptance Period, for a minimum of two weeks and a maximum of ten weeks in accordance with the Decree. If the Acceptance Period is extended, the Offeror will make an announcement to that effect no later than on the third business day following the Acceptance Closing Date. If one or more of the conditions to the Offer is not satisfied at the Acceptance Closing Time, the Offeror may extend the Acceptance Period for a minimum period of two weeks and a maximum period of ten weeks so that the conditions to the Offer may be satisfied or, to the extent permitted by law and the terms and conditions of the Merger Agreement, waived. In addition, pursuant to the terms and conditions of the Merger Agreement, the Offeror must extend the Acceptance Period if certain conditions to the Offer specified in the Offer Document have not been satisfied or waived.

Declaring the Offer Unconditional (gestanddoening)
The Offer is subject to the fulfillment or waiver of the conditions to the Offer, including, but not limited to, (i) the absence of a material adverse effect, (ii) the obtainment of all approvals and clearances (including the expiration or termination of all waiting periods) under any antitrust law applicable to the Offer, including approval from the European Commission, (iii) the adoption of the Governance Resolutions and (iv) the satisfaction of a minimum acceptance level of Shares tendered pursuant to the Offer of 95%, which minimum acceptance condition will be reduced to 80% in the event that (A) the favorable IRS ruling is obtained by Johnson & Johnson and (B) Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM, in favor of the Asset Sale that may be pursued as a Post Closing Restructuring following the consummation of the Offer. The Offeror and, if applicable, Crucell each reserve the right to waive certain conditions to the Offer to the extent permitted by law and the terms and conditions of the Merger Agreement.

No later than on the third business day following the Acceptance Closing Date, the Offeror will announce, in accordance with article 16, paragraph 1 of the Decree, whether the Offer (i) is declared unconditional (gestand wordt gedaan) (the Unconditional Date), (ii) is extended in accordance with article 15 of the Decree or (iii) is terminated as a result of the conditions to the Offer not having been fulfilled or waived by the Offeror and/or Crucell.

Settlement
In the event the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the Shareholders who accepted the Offer and tendered their Shares prior to the Acceptance Closing Date will receive no later than on the third business day following the Unconditional Date (the Settlement Date), unforeseen circumstances excepted, the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) by them, and not validly withdrawn, on the terms and subject to the conditions and restrictions of the Offer.

Subsequent Offering Period
If and when the Offer is declared unconditional (gestand wordt gedaan), the Offeror will announce a subsequent offering period to enable Shareholders that did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions applicable to the Offer. The subsequent offering period will commence on the first business day following the Unconditional Date and will remain open for a period of not less than three days and not more than two weeks. No withdrawal rights will apply to Shares tendered during the subsequent offering period. No Proxies will be solicited from Shareholders that tender Shares in the subsequent offering period.

Liquidity and Delisting
If the Offer is declared unconditional (gestand wordt gedaan), the purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shareholders, as well as the number of Shares that might otherwise be traded publicly, and will thus adversely affect the liquidity and, potentially, the market value of the remaining Shares not tendered.

In addition to this decreased liquidity and to the post closing restructuring alternatives described in the Offer Document, should the Offer be declared unconditional (gestand wordt gedaan), the Offeror intends, to the extent permitted under applicable law and stock exchange regulations, to delist the Ordinary Shares and ADSs on Euronext Amsterdam, the SIX Swiss Exchange and NASDAQ as soon as reasonably practicable under applicable rules and regulations.

Post Closing Restructuring
If the Offer is declared unconditional (gestand wordt gedaan) and at least 95% of the issued and outstanding Shares have been acquired by the Offeror, then the Offeror will acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) or takeover buy-out proceedings. If the Offer is declared unconditional and at least 80%, but less than 95%, of the issued and outstanding Shares have been acquired by the Offeror, and not validly withdrawn, and both (i) the favorable IRS ruling has been obtained and (ii) Proxies representing at least 80% of the issued and outstanding Shares have been granted, then the Offeror intends to pursue other post closing restructuring designed to result in the Offeror owning, directly or indirectly, 100% of the outstanding share capital in Crucell and/or the business of Crucell, including, but not limited to, a legal merger or the Asset Sale. The Offeror and Crucell have agreed on the terms and conditions of a business purchase agreement in respect of the Asset Sale. The Crucell Management Board has resolved to enter into such business purchase agreement if the Asset Sale as potential post closing restructuring is to be pursued at the election of the Offeror and the Crucell Supervisory Board has approved such resolution of the Crucell Management Board. The Asset Sale pursuant to such business purchase agreement would require the approval of the general meeting of Shareholders at the Post Offer EGM.

Announcements
Any further announcements declaring whether the Offer is declared unconditional (gestand wordt gedaan) and announcements in relation to an extension of the Acceptance Period will be made on Crucell’s website and by issuing a press release in the Netherlands, Switzerland and the United States on, among others, the Dow Jones News Service, Hugin and Thomson Inc. Subject to any applicable requirements of the Decree, the requirements of the U.S. tender offer rules (including U.S. tender offer rules that require that material changes to an offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and other applicable laws, and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

Offer Document, Position Statement and further information
This announcement contains selected, condensed information regarding the Offer and does not replace the Offer Document, the Position Statement, the Shareholders’ Circular or the Schedule 14D-9. The information in this announcement is not complete and additional information is contained in the Offer Document, the Position Statement, the Shareholders’ Circular and the Schedule 14D-9 (including all documents incorporated by reference therein or enclosed therewith). Shareholders are advised to review the Offer Document, the Position Statement, the Shareholders’ Circular and the Schedule 14D-9 carefully and to seek independent advice where deemed appropriate in order to reach a balanced judgment of the Offer itself and the contents of the Offer Document, the Position Statement, the Shareholders’ Circular and the Schedule 14D-9. In addition, Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their Shares in connection with the Offer.

Additional Information
This joint press release is issued pursuant to the provisions of Section 10 paragraph 3 and Section 18 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Crucell, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Johnson & Johnson, Cilag Holding AG and the Offeror filed with the SEC on 8 December 2010 a tender offer statement on Schedule TO, of which the Offer Document forms a part, and will mail the Offer Document, forms of the ADS letter of transmittal and related documents to the Shareholders. Crucell filed with the SEC on 8 December 2010 the Schedule 14D-9 and the Shareholders’ Circular (of which the Position Statement forms a part). These documents contain important information about the Offer and Shareholders are urged to read them carefully when they become available. These documents will be available at no charge at the SEC’s website at www.sec.gov and are expected to be available by or before 15:30 CET (9:30 a.m. EST) on 8 December 2010.

The tender offer statement on Schedule TO and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free +1 (866) 857-2624. In addition, a copy of the Offer Document, ADS letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

The Offer Document will be available free of charge on the website of Crucell at www.crucell.com. Hard copies of the Offer Document are also available at the offices of Crucell, the Dutch Settlement Agent, ING Bank N.V., and the U.S. Settlement Agent, Computershare Trust Company, N.A. Copies of the Shareholders’ Circular (of which the Position Statement forms a part), the Schedule 14D-9, Crucell’s Articles of Association, Crucell’s annual report on Form 20-F for the fiscal year ended 2009 and the proposed amendment of Crucell’s Articles of Association are, in each case, available free of charge at the below mentioned offices of the Dutch Settlement Agent, ING Bank N.V., and on the website of Crucell at www.crucell.com. Such website does not constitute a part of, and is not included or referred to in, the Offer Document.

Crucell N.V.
Address: Archimedesweg 4-6, 2333 CN Leiden, The Netherlands
Telephone: + 31 (0) 71 519 7064
E-mail: ir@crucell.com
www.crucell.com

Dutch Settlement Agent
ING Bank N.V.
Address: Bijlmerdreef 888, 1102 MG Amsterdam (Attention: Sjoukje Hollander/Remko Los)
Telephone: + 31 20 563 6546 / + 31 20 563 6619
Fax: + 31 20 563 6959
E-mail: iss.pas@ing.nl

U.S. Settlement Agent
Computershare Trust Company, N.A.
Address for Overnight Delivery: Attention: Corporate Actions—Suite V, 250 Royall Street, Canton, MA 02021
Address for Mail: Attention: Corporate Actions, P.O. Box 43011, Providence, RI 02940-3011
Telephone for Confirmation of Receipt: +1 (781) 575-2332
Fax: +1 (617) 360-6810

U.S. Dealer Manager
Georgeson Securities Corporation
Address: 199 Water Street, 26th Floor, New York, NY 10038
Telephone: +1 (800) 445-1790

Proxy Solicitor and Information Agent
Georgeson, Inc.

For Europe
Address: 2nd Floor, Vintners Place, 68 Upper Thames Street
London EC4V 3BJ, United Kingdom
Telephone: + 00800 1020 1200 (toll-free)
E-mail: crucell@georgeson.com

For the United States
Address: 199 Water Street, 26th Floor, New York, NY 10038
Telephone: +1 (212) 440-9800
E-mail: crucell@georgeson.com

For questions about the Offer as it relates to the tendering of Ordinary Shares or the granting of Proxies with respect to such Ordinary Shares, Shareholders in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland and Thailand can contact Georgeson Inc. at 00800 1020 1200 (toll-free). Shareholders outside these countries can contact Georgeson Inc. at +44 (207) 019 7003. Banks and brokers can contact Georgeson Inc. at +44 (207) 019 7003.

For questions about the Offer as it relates to the tendering of ADSs or the granting of Proxies with respect to such ADSs and for all other questions, Shareholders in the United States can contact the Proxy Solicitor and Information Agent, Georgeson Inc., at + 1 (866) 857-2624 (toll-free) and Shareholders outside of the United States can contact Georgeson, Inc. at + 1 (212) 440-9800.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 180 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK,

CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

Forward-looking statements

(This press release contains “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Crucell’s expectations and projections. Risks and uncertainties include the fact that the transaction is conditioned on the successful tender of the outstanding ordinary shares of Crucell, the receipt of required government and regulatory approvals and certain other customary closing conditions; general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Crucell as well as the ability to ensure continued performance or market growth of Crucell’s products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and Crucell’s Annual Report/ Form 20-F for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on April 7, 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. – Media & Investors
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson – Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735

Johnson & Johnson – Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
December 8, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations